Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

(Commission File No. 001-12213)

The following is a slide presentation from a conference call hosted by Covance to discuss the transaction.

Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

(Commission File No. 001-12213)

The following is a slide presentation from a conference call hosted by Covance to discuss the transaction.

LabCorp to Acquire Covance

CREATING THE WORLD’S LEADING

HEALTHCARE DIAGNOSTICS COMPANY

NOVEMBER 3, 2014

FORWARD LOOKING STATEMENT

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory

Corporation of America Holdings (“LabCorp”) or Covance (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly

Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

FORWARD LOOKING STATEMENT

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from

Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from

Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.LabCorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Transaction Highlights

# TRANSACTION OVERVIEW

| | |
|---|---|
| **Terms** | • Current value of $105.12 per Covance share in cash and LabCorp shares<br>• Covance shareholders receive $75.76 in cash and 0.2686 LabCorp shares per Covance share<br>• Covance shareholders to own approximately 15.5% of LabCorp |
| **Transaction Value** | • Equity value of $6.1 billion<br>• Enterprise value of $5.6 billion<br>• Implied LTM EV/EBITDA multiple of 13.3x |
| **Premium** | • Implied 32% premium to closing price on 10/31/14 |
| **Accretion** | • Estimated annual cost synergies to exceed $100 million<br>• Synergies expected to be fully realized within three years of closing<br>• Expected to be accretive to adjusted EPS in 2015 before synergies |
| **Financing** | • Issue 15.55 million LabCorp shares<br>• $4.25 billion of committed debt financing<br>• Strong and stable free cash flow will enable rapid de-levering |
| **Company Headquarters** | • Corporate headquarters in Burlington, N.C.<br>• Covance division headquarters in Princeton, N.J. |
| **Leadership** | • David King, Chairman & CEO<br>• Joe Herring, Head of Covance division<br>• Glenn Eisenberg, Chief Financial Officer |
| **Closing** | • Closing expected Q1 2015<br>• Subject to Covance shareholder approval, regulatory approvals, customary closing conditions |

5

STRATEGIC RATIONALE - WHY ARE WE DOING THIS?

Creates World’s

Leading Healthcare

Diagnostics Company

Enhances Financial Strengthens

Profile with Greater Partnerships with

Revenue Growth, Cash Pharma, Physicians,

Flows and Synergies Payors and Patients

LabCorp

Provides Superior

Scale and Increases Broadens Global

Breadth of Integrated + Reach

Offerings

Covance

Supports the

Development of Expands Customer

Personalized Medicine Base and Improves

with Data and Revenue Mix

Information Tools Enables More

Investment in

Innovation

Unique Opportunity to Create Value for Customers, Patients and Shareholders

PROVIDING SERVICES FROM DEVELOPMENT THROUGH COMMERCIALIZATION

Clinical Trials Diagnostic Clinical

Drug Development Biomarker Validation

Therapeutics Diagnostics Lab Services

Covance Capabilities

Phase I-IV Clinical Trials

Central Laboratory

Preclinical Laboratories

Informatics /

Risk-based Monitoring

Biomarker Development /

Companion Diagnostics

Market Access

Nutritional Analysis

LabCorp Capabilities

Physician and Patient Access and Connectivity Payor Relationships Health System Relationships

Commercialization of Companion Diagnostics and Personalized Medicine

Anatomic Pathology/Molecular Oncology and Genomics Services

In Vitro Diagnostics Relationships

Expanded Central Lab and Patient Data Analytics;

Complementary Laboratory Testing and Drug Development Capabilities

## Delivering Unique Solutions to Trusted Partners

| Partners | Needs | Solutions |
|---|---|---|
| Pharma | • Global, end-to-end drug development partner<br>• Identification of patient populations<br>• Expedited, lower-cost, higher quality trials<br>• Approval support, therapy targeting and outcomes tracking | • Full spectrum of drug development services<br>• Advanced genomic and specialty biomarkers, diagnostic assays and LabCorp patient database<br>• Adaptive trial design, site selection and subject recruitment solutions<br>• Clinical diagnostics and specialty testing<br>• Risk-based monitoring and informatics |
| Physicians | • Enhanced subject recruitment<br>• Customized patient care<br>• Preferred provider networks | • Early identification through LabCorp patient databases<br>• Enhanced diagnosis and therapy selection<br>• Combined drug development services and specialty testing |
| Payors | • Superior preventive care<br>• Improved patient outcomes<br>• Lower cost clinical solutions | • Personalized medicine and companion diagnostics<br>• Safety and pharmacovigilance tools<br>• Predictive analytics |
| Patients | • Better/faster outcomes<br>• Improved care at lower cost | • Increased efficacy and reduced drug side effects<br>• Personalized therapy |

8

COMBINING AT THE RIGHT TIME – SIGNIFICANT OPPORTUNITIES TOGETHER

US Health Care Spend of

~$5.8 trillion*

Other

15%

Hospital Care

27%

Prescription

Nursing Home

Drugs

and Home Health

27%

2%

Physician Services

7%

Lab Testing

Administration 3%

Costs 19%

Positive Industry Dynamics

Pharma outsourcing trend – drug sponsors shifting from fixed to variable cost models

Growing demand for global trials support, including investigator and patient recruitment

Increased pharma R&D spending and biotech funding

Multiple large and growing therapeutic categories (e.g., oncology, infectious disease)

Specialty and orphan drugs Companion diagnostics critical to drive efficacy and manage utilization of high priced drugs

Increasing focus on personalized approaches to medicine

Growing focus on quality, data, analytics and outcomes

Opportunity to build international scale on a cost-efficient basis

*Source: Centers for Medicare and Medicaid Services, Office of the Actuary, National Health Statistics Group; and U.S. Department of Commerce, Bureau of Economic Analysis and U.S. Bureau of the Census, and company estimates. Estimates spending as of year 2012.

ALIGNS WITH LABCORP’S FIVE PILLAR STRATEGY

1

Accretive to adjusted EPS in year one

Deploy Capital

To Investments Strong, stable cash flow and superior financial

That Enhance resources

Company’s Platform for future acquisitions and growth

Business and

Return Capital To Additional payors and revenue sources

Shareholders Natural platform for international expansion

2

Capitalizes on Covance’s recent IT investments

Enhance IT Technologies that drive faster data delivery to

Capabilities To customers, physicians and patients

Improve Physician Risk-based monitoring and predictive analytics

And Patient Convey data to customers on real-time basis

Experience

Formidable combination of analytics and bio-

informatics resources

3

Increases scale of central lab operations

Improve Combines data resources, allowing for efficient

Efficiency To Offer patient recruitment and lower cost/faster clinical

Compelling Value trials

In Company Services Opportunity to drive efficiency across supply chain and infrastructure of combined entity

4

Focus on new technologies and innovation across

diagnostics and therapeutics

Scientific

Innovation Comprehensive pharmaceutical support services,

including commercialization of companion

diagnostics and other biomarkers

5

Strengthens touch point and engagement

potential with both physicians and patients

Uses combination of clinical data and longitudinal

data to improve patient care and clinical decision

support

Develop Knowledge

Services Transformative combination that enhances

personalized medicine and improves the

development of therapeutics

Provides novel knowledge offerings for

pharmaceutical clients to revolutionize drug

commercialization

Covance Highlights and Third Quarter Results

COVANCE: THE WORLD’S MOST COMPREHENSIVE DRUG DEVELOPMENT COMPANY

Covance is the only CRO offering full-spectrum drug development services

Market-leading central laboratory and preclinical franchises

Top five provider of Phase I-IV clinical trial management services

Market-leading informatics and risk-based monitoring expertise

Expertise in biomarker discovery and development

Market leader in nutritional chemistry

Industry-leading global operations led by strong management and scientific teams:

>12,500 employees in >60 countries

Trial activity in >100 countries

Annual Revenue >$2.5 billion

Market Cap ~$5 billion

Established relationships with all of top 20 pharma; several hundred biopharmaceutical clients

Contributed to the development of over 90% of the 50 best selling medicines on the market today

ONLY DRUG DEVELOPMENT COMPANY WITH A FULL RANGE OF R&D SERVICES

Pharmaceutical/Biotechnology Research & Development

Discovery

Drug Safety (IND)

Efficacy (NDA)

Approval

Covance Generates More Safety and Efficacy Data Than Any Other Entity Involved in Drug Development

CRO MARKET DYNAMICS

($ in billions)

Projected Pharma R&D Spend

$ 162

$ 158

$ 155

$ 151

$ 148

$ 145

$ 141

$ 137

3.1%

2.5% 2.4% 2.3% 2.3%

2.1% 2.2% 2.1%

2013 2014 2015 2016 2017 2018 2019 2020

Pharma R&D Spend Growth

CRO Market Size

$ 81

$ 76

$ 71

$ 67

$ 62

$ 58

$ 55 50%

$ 50 48%

46%

44%

42%

40%

39%

37%

2013 2014 2015 2016 2017 2018 2019 2020

Outsourced Clinical Development CRO Market Penetration

Source: Evaluate Pharma and William Blair Equity Research (April 25, 2014)

COVANCE REVENUE

By Service Offering (LTM-Sept. 30 Distribution of Net Revenues)

Early Development

(toxicology, food/drug chemistry, clinical

*Central Laboratory pharmacology, research products,

32.8% discovery services)

36.3%

*Phase II-IV Clinical

Development and other

30.9%

* 63.7% Late-Stage Development

By Geography (LTM-Sept. 30 Distribution of Net Revenues)

U.S.

46.5%

Outside U.S.

53.5%

COVANCE THIRD QUARTER EARNINGS HIGHLIGHTS

($ in millions except EPS) 3Q14 3Q13 Change

Net Revenues $627.1 $606.7 3.4%

Operating Income $76.5 $62.6 22.2%

GAAP Operating Margin 12.2% 10.3% +190 bps

Net Income $66.0 $44.2 49.3%

Diluted Earnings per Share $1.16 $0.78 48.8%

Restructuring Costs($3.2)($4.9)

Operating Income, excluding items* $79.7 $67.5 18.1%

forma Operating Margin, excluding items* 12.7% 11.1% +160 bps

Pro Gain on Sale of Business/Investment $13.4 -

Net Income, excluding items* $56.1 $47.3 18.6%

Diluted EPS, excluding items* $0.98 $0.83 18.2%

* See Covance press release for pro forma income statements for reconciliation of 2014/2013 GAAP to pro forma amounts.

INDEPENDENT SURVEYS RANK COVANCE MOST PREFERRED CRO

“Covance is the clear favorite clinical CRO to work with”

62% vs. next CROs at 44%, 37%, 29%, 21% and 9%, N = 104

Baird Equity Research (3/20/14)

Covance received the most mentions as the best-positioned CRO to win preclinical work (n=100)

William Blair Equity Research (4/25/14)

“Covance received highest score in both preclinical and clinical quality” N=43

Morgan Stanley Research North America (3/3/13)

Covance Central Laboratory Services named most preferred lab by investigators by a wide margin

47% vs. 23% and 9% for next two preferred; N= 258

Life Science Strategy Group (7/26/13)

Financial Highlights

PROFILE OF COMBINED COMPANY

LTM Ended Sept. 30, 2014

($ in Millions) LabCorp Covance Pro Forma Combined

Revenue $5,936 $2,510 $8,446

Adjusted EBITDA1, 2 $1,191 $424 $1,615

EBITDA Margin 20.1% 16.9% 19.1%

Operating Cash Flow $774 $325 1,099

Capital Expenditures $217 $164 $381

Free Cash Flow $557 $161 $718

Strategic acquisition that meets Company’s financial criteria:

Accretive to Adjusted EPS before synergies in Year 1

Earns cost of capital by Year 4

(1) LabCorp EBITDA adjusted to exclude restructuring and other special charges of $29.6 million (2) Covance EBITDA adjusted to exclude restructuring and asset impairment charges of $71.2 million

OVERVIEW OF FINANCING SOURCES & USES

Enterprise Value of $5.6 Billion, 13.3x LTM EBITDA

Uses Sources

Purchase of Covance Equity $ 6,085 LabCorp Equity Issued $ 1,700

Covance Debt 250 LabCorp Cash 400

Covance Cash(705) LabCorp Debt Financing 3,900

Enterprise Value $ 5,630 $ 6,000

Transaction Expenses 370

$ 6,000

Investment Grade Ratings Anticipated

Expected Leverage at Transaction Close

~4.1x Debt/EBITDA

KEY TERMS OF CONTEMPLATED FINANCING

Revolving Credit

Bridge Facilities Term Loan Senior Notes

Facility

Principal Amount: $4.3 billion $1 billion $1 billion $2.9 billion

Maturity: 364 days 5 years 5 years 5-30 years

Indicative Interest 5 Yr: T+120 bps

L+125 bps L+125 bps L+125 bps 10 Yr: T+160 bps

Rates: 30 Yr: T+195 bps

Security: Unsecured Unsecured Unsecured Unsecured

Financial Max Leverage of Max Leverage of Max Leverage of Standard light covenant

4.75x	Debt/EBITDA 4.75x Debt/EBITDA package consistent with

Covenants: 4.75x Debt/EBITDA(with step downs)(with step downs) outstanding notes

FINANCING

Anticipated Debt Maturity Timeline

$2,000

1800

1600

$1,000

1400

1200

1000

800 $ 500

600

$1,000 $1,000 $900

400 $ 500

$ 600

$500 $500

200 $400

$ 250 $325 $ 300

$ 132

0

2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2045

Outstanding Debt New Bond Issuances New Term Loan New Credit Facility

Free Cash Flow used to pay down debt

Expect to be at targeted leverage ratio in 2016

$1 billion credit facility (5 years) unutilized at time of close

MULTIPLE OPPORTUNITIES FOR COST SAVINGS AND ENHANCED EFFICIENCY

LabCorp and Covance Have a Shared Focus on Operational Efficiency

Business Optimization

Estimated Cost Synergies to

Corporate Overhead Exceed $100 Million and Be

Fully Realized Within 3 Years

Purchasing & Logistics

Transaction Accretive to Adjusted EPS in 2015 Before Synergies

EXPANDS CUSTOMER BASE

Standalone LabCorp Revenue Mix - 2013

Commercial

Clients

30% Managed

Care

46%

Medicare and

Medicaid Private

17% Patients

7%

Standalone Covance Revenue Mix - 2013

3%

97%

Pharma/Biotech Food & Dietary

Pro Forma Revenue Mix

Pharma/Biotech

29% Managed Care

32%

Private Patients

5%

Commercial Medicare and

Clients Medicaid

22% 12%

Source: Company filings and management estimates.

EXPANDS GEOGRAPHIC REACH

Standalone LabCorp Geographic

Distribution of Revenue - 2013

Canada Other

UK 6% 1%

1%

USA

92%

Standalone Covance Geographic

Distribution of Revenue - 2013

Other

17%

Euro Zone

9% USA

46%

Switzerland

17%

UK

11%

Source: Company filings and management estimates.

Pro Forma Geographic

Distribution of Revenue

Euro Other

Zone

Switzerland 5%

3%

5%

Canada

4%

UK

4%

USA

79%

Conclusion

NEXT STEPS

Expect Q1’15 Closing

Covance shareholder vote

Regulatory approvals

Expect Smooth Integration

Covance CEO Joe Herring to join leadership team as head of Covance division

Will preserve strong Covance brand; Princeton to remain Covance division headquarters

LabCorp has strong track record of successful integrations

Limited overlap will contribute to seamless integration

Integration Focused on Combining Best of Both Companies to Drive Innovation, Efficiencies and Growth

COMPELLING BENEFITS FOR BOTH COMPANIES

Benefits to LabCorp

Enhances LabCorp platform with leading full-service CRO business, providing one-stop shop for growing pharma outsourcing needs; supports continuum from drug and diagnostic development to clinical utilization

Expands ability to support personalized medicine and companion diagnostics development

Improves capability to support global trials, including investigator and patient recruitment

Increase in size of central lab

Provides new revenue streams that capitalize on core competencies

Increases touch points to physicians and patients

Increased fill-in acquisition targets

Benefits to Covance

Broadens data analytics capabilities

Enhances partnerships with pharma on both therapeutic and diagnostics development

Strengthens biomarker development by leveraging

LabCorp’s expertise in genomic and specialty biomarkers

Improves subject recruitment

Aligns with LabCorp’s network of 220,000 physicians

Leverages LabCorp’s superior IT connectivity with physicians, providers & patients, including LabCorp’s patient portal with more than 625,000 enrollees

Reduces customer concentration

Provides strong, stable cash flow and superior financial resources

Combined Company Will Generate Strong and Stable Cash Flows

LabCorp to Acquire Covance

CREATING THE WORLD’S LEADING

HEALTHCARE DIAGNOSTICS COMPANY

NOVEMBER 3, 2014